AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: (604) 682-3701 Fax (604) 682-3600

December 13, 2002

NEWS RELEASE

The Company is pleased to announce the acquisition of a silver property in Mayo district, Yukon in consideration of 200,000 common shares.

The property known as the Eagle Project is located in United Keno Hill camp in the Mayo District in the Yukon. The property consists of 516 ha in 14 crown leases.

In 1964 drilling on the Eagle 1 Quartz lease reported several intersections of ore-grade mineralization including one at 222.2 oz/ton silver over 4 ft and drilling in the same area in 1978 gave intersections having characteristics of veins peripheral to ore-grade mineralization, with incremental silver values ranging from 0.38 to 4.26 oz/ton silver over an estimated 35 ft. true width.

Between 1920-1988 the total reported production in the United Keno Hill camp was 4,787,423 t with recovered grades of 1300 g/t silver, 5.6% lead and 3.1% zinc from veins at depths typically between 90 and 150 m.

In a report by Bryan Slim, MBA PEng dated August 29, 2002, an exploration program intended to discover extensions of the Eagle vein of 2,000 ft. diamond drilling is recommended as an initial target. Orientation surveys for geochemical and geophysical surveys will follow.

The acquisition is subject to TSX Venture acceptance.

On Behalf of the Board:

/s/ Louis Wolfin

Louis Wolfin President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.